Exhibit 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
            (In millions of U.S. dollars, except per share amounts,
                       and in accordance with U.S. GAAP)

Overview

For almost 30 years, we have delivered the semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.

The following discussion and analysis explains trends in our financial condition and results of operations for the three month period ended June 30, 2006, compared with the corresponding period in the previous fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our audited consolidated financial statements and notes for the fiscal year ended March 31, 2006.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries in which we operate, and our beliefs and assumptions. We use words such as "anticipate", "expect", "estimate", "believe", and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

o     rapid technological developments and changes;

o our ability to continue to operate profitably and to generate positive cash flows in the future;

o     our dependence on our foundry suppliers and third-party subcontractors;

o     increasing price and product competition;

o our exposure to product warranty claims resulting from product defects or failures;

o     order cancellations or deferrals by our customers;

o     our ability to attract and retain key employees;

o protection and validity of our patent and other intellectual property rights;

o     risks inherent in our international operations; and

o other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2006

Summary of Results of Operations                                                              Three Months Ended
                                                                                            ----------------------
(millions of U.S. dollars, except per share amounts)                                        June 30,      June 24,
                                                                                              2006          2005
                                                                                            ---------    ---------
Consolidated revenue:                                                                       $ 38.4          $ 34.1
Income from continuing operations:                                                          $  4.2          $  1.2

Discontinued operations - net of tax                                                          --              (4.8)
                                                                                            ---------    ---------
Net income (loss) for the period                                                            $  4.2          $ (3.6)
                                                                                            =========    =========
Income (loss) per common share:
    From continuing operations:                                                             $ 0.03          $ --
    From discontinued operations:                                                             --             (0.03)
                                                                                            ---------    ---------
    Basic and diluted                                                                       $ 0.03          $(0.03)
                                                                                            =========    =========
Weighted average common shares outstanding (millions):
    Basic                                                                                    127.3           127.3
                                                                                            =========    =========
    Diluted                                                                                  127.4           127.3
                                                                                            =========    =========

Our revenue in the first quarter of Fiscal 2007 was $38.4, up 13% from revenue of $34.1 in the first quarter of Fiscal 2006. The revenue increase in the first quarter of Fiscal 2007 as compared to the same period of the previous year was primarily driven by increased sales volumes of our telecom networking, timing, and consumer wireless products, which accounted for approximately 5%, 4%, and 4%, respectively, of the increase.

On May 19, 2006, we acquired the assets and intellectual property of the optical I/O (in/out) business of Primarion, Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. This acquisition did not have a material impact on results of operations for the periods presented.

In the first quarter of Fiscal 2007, we recorded income from continuing operations of $4.2, or $0.03 per share. This compares to income from continuing operations of $1.2, or $nil per share, in the first quarter of Fiscal 2006. Improvements were driven primarily by higher revenues and margins.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                                                            Three Months Ended
                                                        ----------------------------------------------------------------
                                                        June 30,           % of                June 24,             % of
(millions of U.S. dollars)                               2006              Total                 2005              Total
                                                         ----              -----                 ----              -----

Revenue:
Europe                                                $  15.5               40 %              $  11.9               35 %
Asia / Pacific                                           11.5               30 %                 11.2               33 %
United States                                             9.7               26 %                  8.8               26 %
Canada                                                    1.2                3 %                  1.9                5 %
Other Regions                                             0.5                1 %                  0.3                1 %
                                                     -----------         ---------            ---------           ---------
Total                                                 $  38.4              100 %              $  34.1              100 %
                                                     ===========         =========            =========           =========

Europe

European revenue increased by 30% in the first quarter of Fiscal 2007 compared to the same period of Fiscal 2006. The increase in revenue was due mainly to higher sales volumes of our telecom networking, timing, and foundry products, which accounted for increases of 16%, 8% and 7%, respectively.

Asia/Pacific

Asia/Pacific revenue increased by 3% in the first quarter of Fiscal 2007 as compared to the same period of Fiscal 2006. Increased shipments of consumer wireless and timing products accounted for approximately 5% and 5%, respectively of the increase. These improvements were partially offset by lower sales volumes of our telecom networking products, which accounted for approximately 7% of the decrease.

United States

Revenue from customers in the United States increased by 10% during the first quarter of Fiscal 2007 compared to the first quarter of Fiscal 2006, due mainly to increased sales volumes of our telecom networking products and consumer wireless products, which accounted for increases of 7% and 5%, respectively.

Canada

Canadian revenue in the first quarter of Fiscal 2007 decreased by $0.7 compared to the same period in Fiscal 2006, primarily due to lower sales volumes of our industrial wireless products.

Other Regions

Revenue to customers in other regions during the first quarter of Fiscal 2007 increased by $0.2 compared to the same period in Fiscal 2006 due mainly to higher shipments of our telecom networking products.

GROSS MARGIN

                                                    Three Months Ended
                                           -------------------------------------
                                               June 30,            June 24,
(millions of U.S. dollars)                       2006                2005
                                           -----------------  ------------------

Gross Margin                                  $      22.3        $      15.7
As a percentage of revenue                           58 %               46 %

Gross margin in the three month period ended June 30, 2006, was 58%, an increase of 12 percentage points from the same period in Fiscal 2006. The increase was driven primarily by a more favorable product mix in the first quarter of Fiscal 2007 as compared to the same period of Fiscal 2006. In addition, in the first quarter of Fiscal 2007 we benefited from higher recoveries of fixed operations costs as compared to the same period in Fiscal 2006. The improvements in gross margin in the first quarter of Fiscal 2007 were partially offset by severance costs incurred during the period of $0.4 (Fiscal 2006 - $0.1).

OPERATING EXPENSES

Research and Development (R&D)

                                                  Three Months Ended
                                             June 30,            June 24,
                                         -----------------  ------------------
(millions of U.S. dollars)                     2006                2005
R&D expenses                                $       9.5        $      10.0
As a percentage of revenue                         25%                29 %

R&D expenses decreased by 5%, or $0.5, in the first quarter of Fiscal 2007 from the same period in Fiscal 2006. The decrease resulted primarily from lower design tool costs.

Our R&D activities focused on the following areas:

o Ultra low-power integrated circuits supporting short-range wireless communications for healthcare applications such as implantable medical devices, swallowable camera capsules, and personal area communications devices;

o Timing, including (i) Network Synchronization (traditional timing) - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization; and (ii) Timing over Packet - Meeting network convergence solutions for applications requiring Circuit Switched Traffic over Packet Domains;

o Ethernet Switching - high density Fast Ethernet (FE) switching for communication backplanes and for linecards where integrated Quality of Service (QOS) is required for converged solutions;

o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments;

o Parallel optical modules for high speed, short reach applications, providing customers with more cost effective solutions; and

o     Optoelectronic     physical-layer    integrated    circuits,     providing
      communications systems customers with the ability to manage high capacity, lower-power fiber-optic links.

Selling and Administrative (S&A)

                                                  Three Months Ended
                                         -------------------------------------
                                             June 30,            June 24,
(millions of U.S. dollars)                     2006                2005
                                         -----------------  ------------------
S&A Expenses                                $      10.0        $       8.3
As a percentage of revenue                         26 %               24 %

S&A expenses increased by 20%, or $1.7, in the first quarter of Fiscal 2007 from the same period in Fiscal 2006, due primarily to higher corporate governance costs, as we are required to comply with Section 404 of the Sarbanes-Oxley Act beginning in Fiscal 2007. We also recorded higher incentive compensation accruals in the first quarter of Fiscal 2007 as compared to the same period in Fiscal 2006. S&A expenses in the first quarter of Fiscal 2007 also included stock compensation expense of $0.3 as compared to $nil in the same period of Fiscal 2006. In the first quarter of Fiscal 2006 we incurred severance costs of $0.3 in S&A expenses as compared to $nil in the same period of Fiscal 2007.

Stock Compensation Expense

Effective April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of SFAS 123R. Prior to this date, we recorded stock compensation expense using the intrinsic value method, and as a result, no stock compensation expense was recorded at the grant date. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations resulted in eliminating our stock compensation expense in future years related to these options. As a result of adopting SFAS123R in the first quarter of Fiscal 2007, we recorded stock compensation expense of $0.3 in the period, as compared to $nil in the same period of Fiscal 2006. In the first quarter of Fiscal 2007, costs were recorded in selling and administrative expense.

We adopted the provisions of SFAS 123R using the modified prospective approach, and thus have not restated our prior period results.

As at June 30, 2006, total unrecognized compensation cost related to nonvested awards was $3.9, and the weighted -average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including share prices, option prices, number of options granted, share price volatility, the risk free interest rate, and expected option lives.

Gain on Sale of Business

During Fiscal 2002, we sold our wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. We recognized the gain as payments were made on the note receivable, and accordingly recognized a gain of $1.9 in the first quarter of Fiscal 2006 upon payment of the final installment on the note receivable.

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three months ended June 30, 2006 was $1.1, as compared to $0.4 in the three months ended June 24, 2005. The increase was mainly due to increased cash balances commencing in the third quarter of Fiscal 2006 resulting from the cash proceeds received upon sale of the RF Front-End Consumer Business, as well as higher interest rates in Fiscal 2007.

Foreign Exchange Gains and Losses

Foreign exchange gains in the first quarter of Fiscal 2007 amounted to $0.1 as compared to gains of $1.5 for the same period in Fiscal 2006. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. Historically we have held restricted cash in U.S. dollars to secure letters of credit related to our pension plan in Sweden. During Fiscal 2006, we changed our investment strategy to secure our Swedish pension liability by directly pledging cash against this liability. The Swedish pension liability is comprised of $13.4 (96.8 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. This change in investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been mitigated.

INCOME TAXES

We have recorded an income tax recovery of $0.2 in the first quarter of Fiscal 2007, compared with income tax of $nil for the corresponding period in Fiscal 2006. The recovery in the first quarter of Fiscal 2007 relates to recoveries on settlement of outstanding tax audits, net of the current period tax expense of $0.1.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of June 30, 2006, of $196.9 (March 31, 2006 - $193.6). The increase in the valuation allowance relates primarily to changes in the statutory tax reporting currencies of our parent company and certain of our subsidiaries, partially offset by the utilization of losses and the reversal of timing differences.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

INCOME FROM CONTINUING OPERATIONS

We recorded income from continuing operations of $4.2, or $0.03 per share, in the first quarter of Fiscal 2007. This compares to income from continuing operations of $1.2, or $nil per share, in the same period of Fiscal 2006. The improvement in income from continuing operations in the first quarter of Fiscal 2007 as compared to the same period of Fiscal 2006 was caused mainly by higher revenues in the period. The income from continuing operations for the three month period ended June 24, 2005, included a recovery on sale of foundry business of $1.9.

DISCONTINUED OPERATIONS

On November 15, 2005, we sold the assets of our RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for $68.0. The sale resulted in a gain of $53.6 in Fiscal 2006.

The following table shows the results of the RF Front-End Consumer Business, which are included in discontinued operations:

                                                        Three Months Ended
                                           -------------------------------------
                                                June 30,              June 24,
                                                  2006                  2005
                                           -------------------------------------
Revenue                                          $      --          $      11.4
                                           -------------------------------------
Loss from discontinued operations                $      --          $      (4.8)
                                           -------------------------------------

Following the sale of the RF Front-End Consumer Business on November 15, 2005, we entered into a transition services agreement (TSA) with Intel whereby we would continue to provide order fulfillment and supply chain management services for a period up to May 15, 2006. As at June 30, 2006, we had amounts payable to Intel of $1.8 which were included in other accrued liabilities. These amounts related primarily to customer collections on behalf of Intel, partially offset by inventory and other expenses which we paid on behalf of Intel.

ACQUISITION OF BUSINESS

On May 19, 2006, we acquired the assets and intellectual property comprising the optical I/O business of Primarion Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition is expected to enable us to provide optical solutions that combine our existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

The purchase price allocation has not been finalized due to the timing of the acquisition within the quarter. The estimated values of the acquired assets are as follows:

     Accounts receivable                                   $       0.2
     Inventories                                                   0.2
     Fixed assets                                                  1.0
     Proprietary technology                                        0.6
     Customer relationships                                        0.8
     Non-competition agreements                                    0.5
     Goodwill                                                      3.8
                                                        ------------------
     Total purchase price                                  $       7.1
                                                        ==================

Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and ourselves concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using the relief from royalty method , and customer relationship assets were valued using the excess earnings approach. The non-competition agreements were valued at fair value.

The acquired intangible assets are being amortized on a straight-line basis over their useful lives as follows:

     Proprietary technology                                4 years
     Customer relationships                                10 years
     Non-competition agreements                            3 years

In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill will not be amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise.

Our results of operations for the first quarter of Fiscal 2007 include transactions resulting from the acquired business subsequent to the acquisition date. Pro forma results of operations of the acquired business have not been presented as they are not material to our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at June 30, 2006 was cash, cash equivalents and short-term investments totaling $101.4 (March 31, 2006 - $115.3). Included in these amounts as at June 30, 2006, were cash and cash equivalents of $101.4 (March 31, 2006 - $90.7), and short-term investments of $nil (March 31, 2006 - $24.6).

Operating Activities

Cash used in operating activities during the three months ended June 30, 2006, was $6.9, as compared to $9.0 used in the same period of Fiscal 2006.

Cash provided from operating activities before working capital changes amounted to $5.4 for the three months ended June 30, 2006, as compared to cash used of $0.2 in the first three months of Fiscal 2006. Cash provided from operations resulted primarily from the net income during the period. Since March 31, 2006, our non-cash working capital increased by $12.3, mainly as a result of the following:

o a decrease in payables and accrued liabilities totaling $8.0, driven mainly by net amounts paid to Intel of approximately $3.9 in conjunction with the TSA, a reduction in our provisions for exit activities of $3.4 due mainly to a payment on a design tool contract, and incentive compensation payments of approximately $2.9;

o an increase in trade and other accounts receivable of $2.8 due in part to timing of sales and collections during the quarter; and

o an increase in inventories of $2.0 to accommodate expected sales demand in the second quarter of Fiscal 2007.

In comparison, our non-cash working capital decreased by $8.8 during the first three months of Fiscal 2006, primarily as a result of the following:

o a decrease in payables and accrued liabilities totaling $9.6, driven mainly by a reduction in our provisions for exit activities as we paid out severance costs incurred in Fiscal 2005, as well as lower trade accounts payable balances due to the timing of purchases from our inventory suppliers; and

o an increase in prepaid expenses of $1.8 due mainly the timing of payments on software design contracts;

partially offset by

o a decrease in accounts receivable of $2.6 due in part to lower sales as compared to the fourth quarter of Fiscal 2005.

Investing Activities

Cash provided from investing activities during the three months ended June 30, 2006, was $17.1, resulting primarily from the following:

o     the maturity of short-term investments totaling $24.6;

partially offset by

o     the acquisition of the Primarion business for $7.1; and

o net expenditures for fixed assets totaling $0.4, related primarily to improvements to information technology resources.

Cash provided from investing activities was $13.1 for the three months ended June 24, 2005, primarily from the following:

o     proceeds of $2.0 received as payment against a note receivable from X-FAB;
      and

o     the maturity of short-term investments totaling $39.6;

partially offset by

o     purchases of short-term investments totaling $28.1.

In conjunction with the sale of the Systems Business, we own 10,000,000 common shares of Mitel. On July 14, 2006, we, along with other investors, agreed to postpone the exercise date for our put rights in Mitel shares from September 1, 2006, to May 1, 2007. If Mitel does not complete an initial public offering by May 1, 2007, we (along with some other investors) have a put right, exercisable for 90 days after May 1, 2007, which, unless we agree to a modification of these conditions, allows us to send a notice to Mitel requiring that they repurchase all or any portion of these common shares (subject to appropriate adjustments for events such as stock splits) at $2.56 (Cdn $2.85). On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with securities regulators in all of the provinces and territories in Canada in preparation for an initial public offering of its common shares. If Mitel does not register our Mitel shares in this offering, we cannot sell any of our Mitel common shares for 180 days following the date of an underwriting agreement entered into by Mitel in connection with its initial public offering. No underwriting agreement has yet been dated and signed, and if no shares are purchased and paid for pursuant to an underwriting agreement by October 31, 2006, the agreement restricting sale of our Mitel shares shall automatically terminate. Our investment in Mitel is recorded at a nil value. Any proceeds received on the sale of this investment will result in both a gain on sale of investments, and a cash inflow in the period of the sale.

Financing Activities

Cash provided in financing activities during the three months ended June 30, 2006 was $0.2. The increase in cash resulted from the following:

o     a decrease in restricted cash of $1.0;

partially offset by

o     payment of dividends on preferred shares of $0.6;

o     repayment of long-term debt of $0.1; and

o     repurchase of preferred shares of $0.1.

Cash used in financing activities during the first three months of Fiscal 2006 was $0.9, resulting from the following:

o     payment of dividends on preferred shares of $0.5; and

o     repurchase of preferred shares of $0.4.

We are required to pay quarterly dividends on our preferred shares of $0.45 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $0.6 in dividends in each of the remaining quarters of Fiscal 2007. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $22.42 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares was below this price, we would expect to make reasonable efforts repurchase approximately $1.5 of preferred shares in the remaining quarters of Fiscal 2007.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $11.3 (U.S.$10.0 and Cdn $1.5) available for letters of credit. As at June 30, 2006, we had used $1.0 of our credit facilities, and accordingly we had unused facilities of $10.3 available for letters of credit. The outstanding letters of credit included the following:

o     $0.8 related to our Supplementary  Executive  Retirement Plan (SERP) plan;
      and

o $0.2 to secure certain obligations for office lease arrangements and custom bonds.

As at March 31, 2006, cash and cash equivalents totaling $1.2 were pledged under the credit facilities to cover outstanding letters of credit, comprised of $1.0 related our SERP plan, and $0.2 related to the office lease arrangement and custom bonds. During the first quarter of Fiscal 2007, the credit facilities agreement was renegotiated, and as a result, we are no longer required to hold restricted cash related to our SERP plan. As a result, restricted cash of $1.0 was released during the first quarter of Fiscal 2007, and, as at June 30, 2006, we had restricted cash of $0.2 pledged to cover outstanding letters of credit related to our office lease arrangements and custom bonds. We have also pledged $0.2 as security for credit facilities. In addition, we have pledged $13.6 (97.8 million Swedish Krona) in restricted cash to secure our pension liability of $14.5 in Sweden. The Swedish pension liability is comprised of $13.4 (96.8 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions.

While we have already pledged $13.6 of cash to secure the current Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Stock Compensation Expense

On April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The estimated fair value of the options is amortized to expense over the requisite service period of the awards. Prior to adoption of SFAS 123R, we used the intrinsic value method of accounting for stock-based awards under the provisions of ABP 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, no stock compensation expense was recorded at the grant date of our options. However, stock compensation expense has been recorded in circumstances where the terms of a previously fixed stock option were modified. In adopting SFAS 123R, we have estimated the fair value of our stock-based awards to employees using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS123R requires that we estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of our stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. If we change any of these assumptions, this could increase or decrease our stock compensation expense, which could have a material impact on our results of operations.


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Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. With the exception of the change in our policy of accounting for stock compensation expense discussed above, there are no other changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 31, 2006.

COMMON SHARES OUTSTANDING

As  at  July  21,  2006  there  were   127,325,041   Common  Shares  of  Zarlink
Semiconductor Inc., no par value, issued and outstanding.